June 6, 2019

Edward E. Jacobs, Jr.
Chief Executive Officer
BioAdaptives, Inc.
4385 Cameron St., Suite B
Las Vegas, NV 89103

       Re: BioAdaptives, Inc.
           Form 10-12G
           Filed May 10, 2019
           File No. 000-54949

Dear Mr. Jacobs:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G Filed on May 10, 2019

General

1. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the
      Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements until all of the following issues are resolved, you should withdraw your registration statement on Form 10 before it becomes effective automatically and resubmit a new registration statement when you have revised your document.
 Edward E. Jacobs, Jr.
FirstName LastNameEdward E. Jacobs, Jr.
BioAdaptives, Inc.
Comapany NameBioAdaptives, Inc.
June 6, 2019
June 6, 2019 Page 2
Page 2
FirstName LastName
2. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-
         2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclosure the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.
Item 1. Business, page 4

3. Please disclose any patents, licenses, and other intellectual property, including their duration, upon which BioAdaptives, Inc. relies. Please see Item 101(h)(4)(vii) of
         Regulation S-K.
Risk Factors, page 8

4. Please eliminate the risk factor(s) referencing a distribution of securities.
Item 5. Directors and Executive Officers, page 25

5. Please expand your disclosure to describe Mr. Jacobs' business experience during the past five years, including the dates of such employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e) of Regulation S-K.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 27

6. Please disclose the high and low bid prices for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Please refer to Item 201(a)(1)(iii) of Regulation
         S-K.
Item 10. Recent Sales of Unregistered Securities, page 28

7. Please disclose all sales of unregistered securities made within the last three years. In that regard, we note your disclosure on page 41 that securities were issued for consulting services during the year ended December 31, 2018. In addition, please revise this section to provide all relevant information for each transaction pursuant to
Item 701 of Regulation
         S-K.
Item 13. Financial Statements and Supplementary Data
General, page 29

8. Please provide updated financial statements and related disclosures as required by Rule 8-
         08 of Regulation S-X.
 Edward E. Jacobs, Jr.
FirstName LastNameEdward E. Jacobs, Jr.
BioAdaptives, Inc.
Comapany NameBioAdaptives, Inc.
June 6, 2019
Page 3
June 6, 2019 Page 3
FirstName LastName
13. Subsequent Event, page 43

9. Please disclose the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 44

10. As disclosed in the audit report, we note that you engaged the current auditor in 2018.
         Please provide the disclosures required by Item 304 of Regulation S-K, including a letter from your former auditor agreeing or disagreeing with your disclosures and filed as an exhibit, or explain to us why you do not believe these disclosures are required.
Item 15. Financial Statements and Exhibits, page 44

11. Please provide the amended bylaws and amended certificate of incorporation reflecting the name change and change in business from APEX 8 Inc. to BioAdaptives, Inc.
12. We note, on page 6, that you entered into a Product Agreement with Ferris Holding, Inc.
         for the rights to develop, market, and sell a number of products. In this regard, please file this and all material agreements as exhibits to your registration statement. Please refer to
         Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or
Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing and
                                                                Construction